UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 424th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON JULY 22, 2022

1.   DATE, TIME AND VENUE: On July 22, 2022, at 12:10 p.m. (Madrid time), held exceptionally in the Telefónica District, Ronda de la Comunicacíon s/nº, Edifício Central, 1ª Planta, sala Consejo, Madrid, Spain.

2.   CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Bylaws of Telefônica Brasil S.A. (“Company”). The members of the Company’s Board of Directors were present, who subscribe these minutes, establishing, therefore, quorum in accordance with the Bylaws. Also present were the Chief Financial Officer and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Meeting Secretary; and the presenters nominated individually for the matters below, whose participation was restricted to the time of appreciation of the respective subjects.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: The matters in the Agenda were examined and deliberated, as follows:

4.1. Quality and Sustainability Committee report: the Chairman of the Quality and Sustainability Committee, Mr. Edurado Navarro de Carvalho, reported the considerations of the referred body on the topics discussed in a meeting held on July 21, 2022, namely: Status of achievement of the 2022 CO2 emission reduction target and Approval Mitigation Action Plans (“Plan”), the following aspects related to the 2022 CO2 emissions reduction program and mitigation were highlighted: (i) the monitoring of indicators through the Responsible Business Plan has driven the generation of positive impact and long-term value to the Company and society; (ii) climate change is already a reality and nations have joined a commitment to limit global warming; (iii) the Company’s climate journey has major milestones and continues to expand throughout the value chain; (iv) to achieve climate goals, the Company monitors the GHG emissions and continues to reduce the CO2 indicator; and (v) the Company’s action plans for the mitigation/reduction of emisisons promote transformation, efficiency and innovation in the areas of Network, Fleet, Patrimony and Information Technology. The Committee members appreciated and discussed the topics, recommending the submission and approval of the Plan by the Board of Directors. The members of the Board of Directors approved the presented Plan.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 424th BOARD OF DIRECTORS MEETING OF TELEFÔNICA BRASIL S.A. HELD ON JULY 22, 2022

5.       CLOSING: There being no further matters to discuss, the Chaiman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. Madrid, July 22, 2022. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that the report registered in this instrument is included in the minutes of the 424th meeting of the Board of Directors of Telefônica Brasil S.A., held on July 22, 2022, drawn up in the Company’s book. This is a free English Translation.

_____________________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 26, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director